FIRST AMENDMENT

THIS FIRST AMENDMENT, dated as of October 31, 2014 (this “Amendment”), is to the Fourth Amended and Restated Credit Agreement (the “Credit Agreement”) dated as of April 1, 2014 among PENSKE AUTOMOTIVE GROUP, INC. (the “Company”), various financial institutions (the “Lenders”) and MERCEDES-BENZ FINANCIAL SERVICES USA LLC, as agent for the Lenders (the “Agent”). Unless otherwise defined herein, terms defined in the Credit Agreement are used herein as defined in the Credit Agreement.

WHEREAS, the parties hereto desire to amend the Credit Agreement in certain respects;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

SECTION 1. AMENDMENTS. Effective on the Amendment Effective Date (defined below), the Credit Agreement shall be amended as follows:

1.1 Section 1.1 of the Credit Agreement shall be amended by adding the following definitions thereto, in the proper alphabetical order:

ATC means The Around The Clock Freightliner Group, LLC, an Oklahoma limited liability company.

ATC Acquisition means the acquisition by PAG Investments, LLC of up to all of the equity interests of ATC Holdco from the existing holders thereof.

ATC Debt means Debt consisting of financing provided by MBFS to the ATC Entities.

ATC Debt Documents means the Revolving Loan and Security Agreement dated as of June 10, 2013 between ATC and MBFS, and any other document, instrument or agreement evidencing or securing the ATC Debt.

ATC Entities means ATC, ATC Holdco, Bowen, ATC Realty and ATC West Texas and any Subsidiary of any such Person.

ATC Floor Plan Debt means all ATC Debt incurred under Floor Plan Financings.

ATC Holdco means ATC Holdco, LLC, a Delaware limited liability company.

ATC Realty means ATC Realty Investments, LLC, an Oklahoma limited liability company.

ATC West Texas means ATC West Texas, LLC, a Delaware limited liability company.

Bowen means Bowen Realty Investments, LLC, an Oklahoma limited liability company.

1.2 Section 1.1 of the Credit Agreement shall be amended by amending and restating the last sentence of the definition of “Borrowing Base” to read in its entirety as follows:

Notwithstanding the foregoing, all assets (including daily rental vehicles, goodwill, franchise value and cash on deposit in deposit accounts) of (i) the Hertz Entities, (ii) the ATC Entities and (iii) MB Greenwich shall be excluded from the Borrowing Base for all purposes.

1.3 Section 1.1 of the Credit Agreement shall be amended by amending and restating the definition of “Fixed Charge Coverage Ratio” to read in its entirety as follows:

Fixed Charge Coverage Ratio means, for any Computation Period, the ratio of (a) the total for such period of EBITDAR minus Capital Expenditures (other than, without duplication, Acquisition Capital Expenditures and Financed Capital Expenditures) to (b) the sum of (i) Interest Expense for such period to the extent paid in cash (including, for the avoidance of doubt, with respect to the Hertz Debt and the ATC Debt) plus (ii) Rental Expense for such period (including, for the avoidance of doubt, Rental Expense of the Hertz Entities and the ATC Entities) plus (iii) income tax expense for such period of the Company and its Subsidiaries to the extent paid in cash plus (iv) scheduled payments of principal of Debt for such period for the Company and its Subsidiaries (including, for the avoidance of doubt, the Hertz Debt, but only as to scheduled Curtailment Payments (as defined in the Hertz Loan Agreement) thereon, and not any Matured Unit Payment (as defined in the Hertz Loan Agreement) due with respect to any daily retail vehicle).

1.4 Section 9.1 of the Credit Agreement shall be amended by inserting the following as a new Section 9.1.13 and renumbering each subsequent Section:

9.1.13 ATC Debt Documents. Promptly, and in any event no later than five (5) days prior to the effectiveness thereof, written notice and copies of any ATC Debt Document that the Company or any Subsidiary proposes to enter into and any proposed amendment to any ATC Debt Document.

1.5 Section 9.7 of the Credit Agreement shall be amended by (i) deleting clauses (c) and (d) of such Section and inserting the following in lieu thereof:

(c) unsecured Debt of Domestic Subsidiaries to the Company or to any other Domestic Subsidiary, provided that, without the consent of the Required Lenders, (i) neither the Company nor any Subsidiary shall make any Investment after the date hereof in MB Greenwich in an aggregate amount exceeding $5,000,000 at any one time outstanding except as required to prevent any default under, any automotive framework, franchise or dealer agreement of MB Greenwich and (ii) neither the Company nor any Subsidiary shall make any Investment in any ATC Entity if the aggregate amount of all Investments in ATC Entities would exceed $25,000,000 in any Fiscal Year;

(d) unsecured Debt of the Company to Domestic Subsidiaries, provided that, without the consent of the Required Lenders, (i) neither the Company nor any Subsidiary shall make any Investment after the date hereof in MB Greenwich in an aggregate amount exceeding $5,000,000 at any one time outstanding except as required to prevent any default under, any automotive framework, franchise or dealer agreement of MB Greenwich and (ii) neither the Company nor any Subsidiary shall make any Investment in any ATC Entity if the aggregate amount of all Investments in ATC Entities would exceed $25,000,000 in any Fiscal Year;

(ii) deleting the word “and” at the end of clause (r) thereof, (iii) deleting the period at the end of clause (s) thereof and substituting “; and” therefor and (iv) adding the following as a new clause (t) at the end thereof:

(t) (i) Debt of the ATC Entities consisting of ATC Debt (other than ATC Floor Plan Debt), in an aggregate principal amount not to exceed $250,000,000 without the consent of the Required Lenders, (ii) ATC Floor Plan Debt and (iii) any unsecured guarantee by the Company of any Debt described in clauses (i) and (ii) above.

1.6 Section 9.8 of the Credit Agreement shall be amended by (i) deleting the word “and” at the end of clause (p) thereof, (ii) deleting the period at the end of clause (q) thereof and substituting “;” therefor and (iii) adding the following as new clauses (r) and (s) at the end thereof:

(r) Liens on any asset of an ATC Entity securing ATC Debt permitted by Section 9.7(t); and

(s) Liens on Capital Stock of the ATC Entities held by ATC in favor of MBFS to secure the ATC Debt permitted by Section 9.7(t).

1.7 Section 9.10 of the Credit Agreement shall be amended by adding the following sentence to the end thereof:

Notwithstanding the foregoing, the Company and its Subsidiaries may only consummate the ATC Acquisition so long as the requirements set forth in clause (e) above are met.

1.8 Section 9.13 of the Credit Agreement shall be amended by (i) deleting clause (a) of such Section and inserting the following in lieu thereof:

(a) Take, and cause each Subsidiary (other than MB Greenwich) to take, such actions as are necessary or as the Agent or the Required Lenders may reasonably request from time to time (including the execution and delivery of guaranties, security agreements, pledge agreements, mortgages, deeds of trust, financing statements and other documents, the filing or recording of any of the foregoing, and the delivery of stock certificates and other collateral with respect to which perfection is obtained by possession) to ensure that (a) the obligations of the Company hereunder and under the other Loan Documents (i) are secured by substantially all of the assets (other than property in which the Company is prohibited from granting a security interest, pledge or assignment pursuant to a Permitted Restriction) of the Company and (ii) guaranteed by all of its Subsidiaries (other than MB Greenwich and the ATC Entities) (including, promptly upon the acquisition or creation thereof, any Subsidiary acquired or created after the date hereof but excluding Foreign Subsidiaries (to the extent that such exclusion is necessary to avoid material adverse tax consequences for the Company)) by execution of a counterpart of the Guaranty and (b) the obligations of each Subsidiary (other than MB Greenwich and the ATC Entities) under the Guaranty are secured by substantially all of the assets (other than property in which such Subsidiary is prohibited from granting a security interest, pledge or assignment pursuant to a Permitted Restriction) of such Subsidiary (other than Foreign Subsidiaries (to the extent that such exclusion is necessary to avoid material adverse tax consequences for the Company)), provided that (i) the pledge by the Company or any Subsidiary (other than a Foreign Subsidiary) of the stock of any Foreign Subsidiary shall be limited to 65% of the stock of such Foreign Subsidiary to the extent the pledge of a greater percentage would have material adverse tax consequences for the Company and (ii) a pledge of the stock of a Subsidiary shall not be required if and to the extent that such pledge would violate a Permitted Restriction in favor of a Manufacturer.

(ii) deleting clause (c) of such Section and inserting the following in lieu thereof:

(c) Without limiting clauses (a) and (b) above, the Company shall take all action necessary to ensure that the Agent has, for the benefit of the Lenders, (i) a second priority Lien, in form and substance satisfactory to the Agent, on all assets of the Hertz Entities on which a Lien has been granted to secure the Hertz Debt, including a Lien on any of such assets constituting vehicles subject to a certificate of title, instruments, deposit accounts and investment property and (ii) a second priority Lien, in form and substance satisfactory to the Agent, on all assets of the ATC Entities on which a Lien has been granted to secure the ATC Debt, including a Lien on any of such assets constituting vehicles subject to a certificate of title, instruments, deposit accounts and investment property.

and (iii) adding the following clause (d):

(d) Without limiting clauses (a) and (b) above, the Company shall take all action necessary to ensure that the Agent has, for the benefit of the Lenders, a second priority Lien, in form and substance satisfactory to the Agent, on all assets of the ATC Entities on which a Lien has been granted to secure the ATC Debt, including a Lien on any of such assets constituting vehicles subject to a certificate of title, instruments, deposit accounts and investment property.

1.9 Section 9.19 of the Credit Agreement shall be amended by amending and restating clause (a) thereof to read as follows:

(a) contributions by the Company to the capital of any of its Subsidiaries, or by any such Subsidiary to the capital of any of its Subsidiaries; provided that, without the consent of the Required Lenders, (i) neither the Company nor any Subsidiary shall make any Investment after the date hereof in MB Greenwich in an aggregate amount exceeding $5,000,000 at any one time outstanding except as required to prevent any default under, any automotive framework, franchise or dealer agreement of MB Greenwich and (ii) neither the Company nor any Subsidiary shall make any Investment in any ATC Entity if the aggregate amount of all Investments in ATC Entities would exceed $25,000,000 in any Fiscal Year;

1.10 Section 9.20 of the Credit Agreement shall be amended and restated to read in its entirety as follows:

9.20 Restriction of Amendments to Certain Documents. Not without the written consent of the Agent and the Lenders (a) amend or otherwise modify, or waive any rights under, the notes or indentures relating to the Subordinated Notes (or any instrument governing Refinancing Debt in respect of the Subordinated Notes), the Indemnity and Security Agreement, Section 3 of the LJVP Holdings LLC Agreement, the Hertz Debt Documents, the ATC Debt Documents or the Approved Swap Documents, in any case, if such amendment, modification or waiver could reasonably be expected to be adverse to the Lenders in any respect and (b) amend or otherwise modify, or waive any rights under, the LJVP Documents (other than as covered under clause (a) above), in any case, if such amendment, modification or waiver could reasonably be expected to have a Material Adverse Effect; and not take any action to terminate any Approved Swap Document if it is a condition to such termination that the Company make any payment to the counterparty under such Approved Swap Document, or if a consequence of such termination would permit such counterparty to retain or sell any collateral or to demand any payment from the Company.

1.11 The following Section 9.26 shall be added to the Credit Agreement:

9.26 ATC Entities. No ATC Entity shall become a franchised retailer for cars.

SECTION 2. REPRESENTATIONS AND WARRANTIES. The Company represents and warrants to the Agent and the Lenders that: (a) the representations and warranties made in Section 8 of the Credit Agreement are true and correct on and as of the date hereof with the same effect as if made on and as of the date hereof (except to the extent relating solely to an earlier date, in which case they were true and correct as of such earlier date); (b) no Event of Default or Unmatured Event of Default exists or will result from the execution of this Amendment; (c) no event or circumstance has occurred since the Effective Date that has resulted, or would reasonably be expected to result, in a Material Adverse Effect; (d) the execution and delivery by the Company of this Amendment and the performance by the Company of its obligations under the Credit Agreement as amended hereby (as so amended, the “Amended Credit Agreement”) (i) are within the corporate powers of the Company, (ii) have been duly authorized by all necessary corporate action, (iii) have received all necessary approval from any governmental authority and (iv) do not and will not contravene or conflict with any provision of any law, rule or regulation or any order, decree, judgment or award which is binding on the Company or any of its Subsidiaries or of any provision of the certificate of incorporation or bylaws or other organizational documents of the Company or of any agreement, indenture, instrument or other document which is binding on the Company or any of its Subsidiaries; and (e) the Amended Credit Agreement is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability.

SECTION 3. CONDITIONS TO EFFECTIVENESS. The amendments set forth in Section 1 above shall become effective as of October 29, 2014 (the “Amendment Effective Date”) upon the satisfaction of the following conditions precedent, each in form and substance satisfactory to the Agent:

3.1 Amendment. The Agent shall have received a counterpart of this Amendment executed by the Company and each Lender (or, in the case of any party other than the Company from which the Agent has not received a counterpart hereof, facsimile confirmation of the execution of a counterpart hereof by such party).

3.2 Borrowing Base Certificate. The Agent shall have received a Borrowing Base Certificate dated as of the Amendment Effective Date.

3.3 Other Certificate. The Agent shall have received the certificate required to be delivered pursuant to Section 9.10(e) of the Credit Agreement with respect to the ATC Acquisition.

3.4 Intercreditor Agreement. A duly executed intercreditor agreement among the Agent and MBFS and relating to the ATC Debt Documents.

3.5 Reaffirmation. The Agent shall have received a counterpart of the Reaffirmation of Loan Documents, in form and substance satisfactory to the Agent, executed by each Loan Party other than the Company.

3.6 Other Documents. Such other documents as the Agent or any Lender may reasonably request.

SECTION 4. MISCELLANEOUS.

4.1 Continuing Effectiveness, etc. As hereby amended, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects. All references in the Credit Agreement, the Notes, each other Loan Document and any similar document to the “Credit Agreement” or similar terms shall refer to the Amended Credit Agreement.

4.2 Counterparts. This Amendment may be executed in any number of counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Amendment.

4.3 Expenses. The Company agrees to pay the reasonable costs and expenses of the Agent (including reasonable fees and disbursements of outside counsel) in connection with the preparation, execution and delivery of this Amendment.

4.4 Severability of Provisions. In the event that any provision in or obligation under this Amendment shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

4.5 Section Headings. The various headings of this Amendment are inserted for convenience only and shall not affect the meaning or interpretation of this Amendment or the Agreement or any provision hereof or thereof.

4.6 Governing Law. This Amendment shall be a contract made under and governed by the laws of the State of New York applicable to contracts made and to be wholly performed within the State of New York.

4.7 Successors and Assigns. This Amendment shall be binding upon the Company, the Lenders and the Agent and their respective successors and assigns, and shall inure to the benefit of the Company, the Lenders and the Agent and the successors and assigns of the Lenders and the Agent.

4.8 Loan Document. This Amendment is a Loan Document.

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Delivered as of the day and year first above written.

PENSKE AUTOMOTIVE GROUP, INC.

By: /s/ David Jones
Name: David Jones
Title: Executive Vice President / Chief Financial
Officer

MERCEDES-BENZ FINANCIAL SERVICES USA LLC, as Agent, as

Issuing Lender and as a Lender

By: /s/ Michele Nowak
Name: Michele Nowak
Title: Credit Director, National Accounts

TOYOTA MOTOR CREDIT CORPORATION, as a Lender

By: /s/ Thomas F. Miller
Name: Thomas F. Miller
Title: National Accounts Manager